NEWS
FOR IMMEDIATE RELEASE
#23-97
August 6, 1997


CHRISTOPHER L. DUTTON NAMED CEO OF GMP

SOUTH BURLINGTON, Vt. ... The Board of Directors of Green Mountain Power
Corporation today elected Christopher L. Dutton as President and Chief Executive Officer of GMP. He succeeds President and CEO Douglas G. Hyde, who chose to accept the position of President of the newly formed Green Mountain Energy Resources L.L.C. (GMER), a national retail energy marketing company.

Mr. Dutton, 48, also was elected to GMP's Board of Directors. He has been Chief Financial Officer of GMP since 1995. He joined GMP in 1984 and was General Counsel and Vice President before being named Chief Financial Officer. Mr. Hyde had been CEO of GMP since 1993 and had held a variety of management positions, including Executive Vice President, since joining the Company as corporate attorney in 1977.

GMER is a company jointly-owned by GMP and the Dallas-based Wyly Family to compete in the emerging national retail energy market. GMP owns 33 percent of GMER, which already is registered to sell energy in California when that market opens in January. As President of GMER, Mr. Hyde will be the top executive and will lead former GMP management executives who have joined him in the new venture -- Thomas Boucher, Kevin Hartley, Karen O'Neill, and Peter Zamore.

Former Vermont Governor Thomas P. Salmon, chairman of the Board of Directors at GMP, called the GMER venture and the management shift at GMP "another milestone in the long history of this Vermont company." He said the Board of Directors "unanimously supported Doug Hyde's decision to take over the new retail operation, which we believe will add significant long-term value to our shareholders' investment in Green Mountain Power."

Mr. Salmon said the Board's strong support for the changes was due, in part, "to our total confidence in Chris Dutton and his management team."

Mr. Hyde said, "I have worked side by side with Chris Dutton since I recruited him to be General Counsel 13 years ago. During that period he has contributed enormously in several different capacities to the success of GMP. The Company is very fortunate to have such a strong leader."

Mr. Dutton announced the senior management team at GMP, in addition to himself: Richard Hieber, Michael Lipson, Edwin Norse, Stephen Terry and Jonathan Winer. Currently, Mr. Hieber is Vice President, Electric Operations and Engineering; Mr. Lipson is Assistant General Counsel; Mr. Norse is Vice President, Financial Development; Mr. Terry is Vice President, Customer and Government Relations; and Mr. Winer is President of Mountain Energy, Inc., a wholly-owned subsidiary of GMP.

Mr. Dutton said the smaller senior management group will have broad responsibilities for operation of the Company, which will continue efforts begun earlier to flatten the organization while improving productivity and performance. In 1992, GMP had 392 employees. With the latest organizational changes, the workforce will be about 330.

Mr. Dutton said, "The separation of the competitive retail energy company from GMP is the final step in a transition that has been in progress for three years. We have known this day would arrive with the opening up of big markets like California and we're convinced that Doug and his management team at GMER will succeed."

Until now, he said, GMP shareholders have financed the development work for the retail operation. The Wyly Family will provide future development financing for GMER, limiting GMP shareholders' future financial risk while preserving their opportunity to participate in the success of the retail company.

Mr. Dutton noted that most of GMP's 345 employees have been involved entirely with operations of the regulated Vermont utility and thus their work will not be greatly affected by creation of the new retail company. "Our business continues to focus on supplying electric service to 83,000 Vermont customers," he said. "Unless the industry is restructured in Vermont, we will provide the electricity and deliver it to homes and businesses. If restructuring is enacted here, we will continue to provide the distribution service to those same customers regardless who sells them the electricity. In addition, we'll continue our efforts to pursue other opportunities to develop new business ideas to benefit shareholders. We're thrilled at the prospect for shareholder value presented by GMER and we will seek new additional financial opportunities as we go forward."